

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

April 2, 2014

<u>**Via Email**</u>
Steven Wolosky, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: **Telephone & Data Systems, Inc.**
 Preliminary Proxy Statement filed on Schedule 14A
 Filed on March 27, 2014 by GAMCO Asset Management, Inc., Mario J. Gabelli,
 Philip T. Blazek and Walter M. Schenker
 File No. 1-14157

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include information as of the most reasonable practicable date and fill in all blanks. For example, revise to update information required by Item 5(b) of Schedule 14A.

We believe TDS is significantly undervalued…, page 6

2.   We note the reference to non-GAAP financial measures in the proxy statement. Please conform your disclosure in accordance with Regulation G and provide, wherever applicable, a reconciliation to the most comparable GAAP measure.

3.   In addition to revising your disclosure as requested in our prior comment, please also clarify and disclose all material assumptions and/or facts underlying your data. For example, please disclose the material facts and/or assumptions that formed the basis for the "implied" financial metrics that are referenced on page 7. Please also supplementally provide us with support for the financial information disclosed on page 7.

4.   At the forefront of the proxy statement you disclose that the nominees have no specific plans for the company. Yet, under this heading, you indicate the participants' belief that TDS is a "valuable business with many strategic options" (emphasis added). Please clarify your disclosure by disclosing the strategic options to which you refer. Also, if the nominees have general plans for the company which they would advocate for if elected, please revise to clearly state this. If not, please disclose under this heading that the participants have no specific *or* general plans with respect to the company.

5.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure to characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions:

- "[w]e are concerned with the company's poor capital allocation record…";
- "[w]e have concerns that TDS has not historically pursued a shareholder-friendly strategy…"; and,
- "[w]e have heightened concerns that the Board lacks the objectivity necessary to act in the best interests of shareholders…"

Proposal No. 1., page 9

6.   Please disclose any plans the nominees have to acquire beneficial ownership of shares if elected to the board.

7.   The basis for the assertions regarding Mr. Schenker's "vast experience in accounting, financial reporting , capital allocation and strategic transactions…." is not sufficiently apparent. Please provide further support in your materials and/or supplementally.

8.   You disclose that the participants are reserving the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 3., page 12

9.   In the explanation of how the filing persons intend to vote, you disclose the "highly dilutive" impact the participants believe would result from the reservation of an additional 5 million shares for issuance under the company's long term incentive plan. Please explain the basis for the conclusion that any such issuance would be "highly" dilutive. Please also provide context to your statement and disclose the percentage represented by the 5 million shares given the total number of common shares currently outstanding.

Solicitation of Proxies, page 17

10.   We note that you plan on soliciting requests in person, telephone, email, the Internet, mail and facsimile. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

11.   Further to our comment above. Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

*   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: Anelyia Crawford, Esq.
       Olshan, Frome & Wolosky, LLP